Exhibit (d)(28)

Schedule B

amended as of December 1, 2013 to the

Sub-Advisory Agreement

dated October 21, 2013 between

AdvisorShares Investments, LLC

and

The Elements Financial Group, LLC

A. Sub-Advisory Fee. Pursuant to Paragraph 5, the fees for the Funds, each a series of AdvisorShares Trust, shall be calculated based on the average daily net assets of the Fund, and the Adviser shall pay the Sub-Adviser monthly at the following annual rates:

Fee Schedule

Average Daily Net Assets of the Fund	Sub-Advisory Fee
YieldPro ETF	0.40%
EquityPro ETF	0.40%

Agreed and Accepted:

AdvisorShares Investments, LLC	The Elements Financial Group, LLC

By:	By:

/s/Dan Ahrens	/s/Nick Scalzo

Name:	Name:

Dan Ahrens	Nick Scalzo

Title:	Title:

Managing Director	Managing Member